

Mail Stop 4631   November 5, 2009

Mr. Daniel C. Masters Esq.
Attorney at Law
P. O. Box 66
La Jolla, CA 92038

Re: Journal of Radiology, Inc.
        Amendment No. 2 to Registration Statement on Form 10-SB
        Filed on: November 5, 2009
        File No.: 0-53780

Dear Mr. Masters:

    As you were advised by telephone on November 5, 2009, we have completed our review of your Form 10-SB registration statement and we have no further comments at this time.

                              Sincerely,

                              Craig Slivka
                              Special Counsel